UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Nexstar Media Group Inc

(Name of Issuer)

Common

(Title of Class of Securities)

65336K103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65336K103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1672185

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1693280

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1693280

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.49%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
FOOTNOTES

CUSIP No.	65336K103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1633897

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1653382

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1653382

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.38%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

CUSIP No.	65336K103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Equity Funds

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1053312

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1053312

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1053312

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.79%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV
FOOTNOTES

CUSIP No.	65336K103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Genesis Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1053312

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1053312

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1053312

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.79%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV
FOOTNOTES

Item 1.

(a)	Name of Issuer
Nexstar Media Group Inc

(b)	Address of Issuer’s Principal Executive Offices
545 EAST JOHN CARPENTER FREEWAY SUITE 700 IRVING TX 75062

Item 2.

(a)	Name of Person Filing
Neuberger Berman Group LLC Neuberger Berman Investment Advisers LLC Neuberger Berman Equity Funds Neuberger Berman Genesis Fund

(b)	Address of Principal Business Office or, if none, Residence
1290 Avenue of the Americas New York, NY 10104

(c)	Citizenship
Delaware

(d)	Title of Class of Securities
Common

(e)	CUSIP Number
65336K103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☒	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,693,280

(b)	Percent of class: 4.49%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,672,185

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,693,280

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

Date: February 10, 2023	By:	/s/ Brad Cetron
Name: Brad Cetron
Title: Deputy General Counsel

Neuberger Berman Investment Advisers LLC

Date: February 10, 2023	By:	/s/ Brad Cetron
Name: Brad Cetron
Title: Deputy General Counsel

Neuberger Berman Equity Funds

Date: February 10, 2023	By:	/s/ Brian Kerrane
Name: Brian Kerrane
Title: Chief Operating Officer

Neuberger Berman Genesis Fund

Date: February 10, 2023	By:	/s/ Brian Kerrane
Name: Brian Kerrane
Title: Chief Operating Officer

Footnotes:
Item 4(a):
Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, and Neuberger Berman Investment Advisers LLC and certain affiliated persons may be deemed to beneficially own the securities covered by this report in their various fiduciary capacities by virtue of the provisions of Exchange Act Rule 13d-3. Neuberger Berman Group LLC, through its subsidiaries Neuberger Berman Investment Advisers Holdings LLC and Neuberger Trust Holdings LLC controls Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons.

This report is not an admission that any of these entities are the beneficial owner of the securities covered by this report and each of Neuberger Berman Group LLC, Neuberger Berman Investment Advisers Holdings LLC, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons disclaim beneficial ownership of the securities covered by this statement pursuant to Exchange Act Rule 13d-4.

The information in this filing reports securities of the issuer that may be deemed to be beneficially owned by Neuberger Berman Group LLC, Neuberger Berman Investment Advisers Holdings LLC, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC (“NBG Filers”). The securities of the issuer, if any, that may be deemed to be beneficially owned by NB Alternatives Advisers LLC and other subsidiaries of Neuberger Berman Group LLC that are separated from the NBG Filers by an information barrier in accordance with SEC Release No. 34-39538 (January 12, 1998) are not reflected in this filing.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)